DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR NOVEMBER 26, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













                             FORM 27

              MATERIAL CHANGE REPORT UNDER SECTION 85(1)
               OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 25, 2003

3.  Press Release
    -------------

    November 25, 2003

4.  Summary of Material Change
    --------------------------
Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Magellan Aerospace Orenda division (Orenda) and Freymond Lumber Ltd. announced today their intention to develop a 2.5 Megawatt electric (MWe) combined heat and power project in Bancroft, Ontario, Canada.

The integrated plant is to utilize wood residue from Freymond Lumber's operations and will be comprised of wood drying and conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Orenda respectively. Freymond Lumber is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system. DynaMotive and Orenda will seek EcoLogo certification for the project.

Project coordination, civil works integration and grid connections are to be provided by UMA engineering. DynaMotive and its development partners are in advanced stage negotiations with finance and government institutions and other potential participants in the project. It was further announced that feasibility studies are currently under way. The project, which is currently subject to completion of formal agreements, is expected to be formally launched in the second quarter of 2004 with project completion within 12 months of launch.

5.  Full Description of Material Change
    -----------------------------------


    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 25th day of November, 2003


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman









IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.






DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release-November 25, 2003

  DynaMotive Announces Initiative for Development of a Cogeneration Project in Ontario - Memorandum of Understanding Signed with Freymond Lumber Ltd.

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF), Magellan Aerospace Orenda division (Orenda) and Freymond Lumber Ltd. announced today their intention to develop a 2.5 Megawatt electric (MWe) combined heat and power project in Bancroft, Ontario, Canada.

The integrated plant is to utilize wood residue from Freymond Lumber's operations and will be comprised of wood drying and conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Orenda respectively. Freymond Lumber is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system. DynaMotive and Orenda will seek EcoLogo certification for the project.

Project coordination, civil works integration and grid connections are to be provided by UMA engineering. DynaMotive and its development partners are in advanced stage negotiations with finance and government institutions and other potential participants in the project. It was further announced that feasibility studies are currently under way. The project, which is currently subject to completion of formal agreements, is expected to be formally launched in the second quarter of 2004 with project completion within 12 months of launch.

Mr. Lou Freymond, Vice President of Freymond Lumber, commented: "Having evaluated various alternatives for value added utilization of our residue, we have selected DynaMotive and Orenda's approach as we believe that through the application of their combined technologies, we will be able to achieve improved economic returns and further enhance our environmental performance. We also see bio oil as an added value product that can be used to further enhance our economic performance. We are pleased to support this project and look forward to its development"
..
Mr. Frank Button, Vice President and General Manager of Orenda added: "This second project confirms our expectation of strong demand for bio fuel power facilities in Ontario and throughout Canada. Our partnership with DynaMotive is strong and we look forward to this and future developments with the Company. I would like to thank also Mr. Freymond for his vote of confidence in Orenda's technology".

Dr. Luc Duchesne, Chief Forrester for DynaMotive said: "By ratifying this MOU, Freymond Lumber is showing a strong commitment to the Bancroft community. This project should promote local economic development by increasing local value-added processing, employment and improve the current economic viability of the current sawmilling operations. Bancroft is one of many forest communities that will benefit greatly from DynaMotive's technology."

Commenting on the development, Andrew Kingston, President and CEO of DynaMotive said: "We are pleased to have reached this juncture and look forward to a successful development. DynaMotive and its partners would like to thank Freymond Lumber for their interest and commitment to this project".

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on DynaMotive, please call:
Corporate Communications   Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005      Email: investor@DynaMotive.com
Website: www.DynaMotive.com


Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.